June 25, 2008

Securities and Exchange Commission
Attn: Christina Diangelo

Dear Ms. Diangelo
In our recent conversation you provided several "specific guidance" and "best practices" suggestions concerning our Annual Report which was included as Item 1 in our N-CSR filing for the period ending December 31, 2007. The items of guidance and suggestions discussed, and Foresight Funds' (the "Fund") response to each, are as follows:

1. N-CSR submission was missing Items 2 through 12. - The Fund has resubmitted our NCS-R filing, including the missing items.

2. Add reference to transaction costs to first paragraph of "Expense Example"
   - Although the Fund does not charge loads for the purchase or redemption of shares, and only charges a redemption fee for redemptions transacted within one month of a purchase, a reference to transaction costs will be added to subsequent filings.

3. Add entry for "Undistributed Net Assets" to the "Statement of Change in Net Assets", even though the value was zero for the current filing - The Fund will add this entry to subsequent filings.

4. In "Financial Highlights", show distributions to shareholders as negative entries. - For future filings, distributions to shareholders entries will be shown as negative amounts.

5. In "Financial Highlights", the 2007 entries for "Ratios and Supplemental Data" were noted as annualized. The Fund will remove the note calling out the entries as annualized in subsequent end of year filings.

6. Note 3 of the Annual Report should disclose conditions under which Fund expense reimbursement by the Advisor may be changed. - In subsequent filings,
   Note 3 will disclose that current expense reimbursement agreements between the Fund and the Advisor may only be changed with Board of Directors approval and that there are no plans to change this arrangement. Also, future issues of the Prospectus will note that the expenses calculated for the "Expense Example" for all periods assume that the expense reimbursement provisions of the current Advisory agreement remain in effect.

7. The Prospectus should state that the Fund is non-diversified and disclose the risks associated with being non-diversified. The Fund will add these disclosures in future issues of the Prospectus.

8. Disclose the tax cost of securities to future N-Q filings. - The Fund will add tax cost of securities disclosure to all future N-Q filings.

9. It was noted that the N-SAR filing for period ended 12/31/207 was filed late.
   - The Fund will strive to ensure that all future filings are timely, or in case that a filing will be late, that the required late notification filing is made.

In connection with the above responses, Foresight Funds acknowledges that:

o The fund is responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
o The fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us concerning any questions are comments to our responses. Thank you for your time spent reviewing and critiquing our N-CSR submission and our Annual Report to shareholders.


Sincerely yours,

/s/ Michael M. Bissell

Michael M. Bissell, CFA
President